UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 11)*

                              XTRA CORPORATION
-------------------------------------------------------------------------------
                              (Name of Issuer)

                       COMMON STOCK, $0.50 PAR VALUE
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                       (Title of Class of Securities)

                                 984138107
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                               (CUSIP Number)

      STEVEN C. OLSON                              AVIVA DIAMANT
    TIGER MANAGEMENT L.L.C.           FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
       101 PARK AVENUE                          ONE NEW YORK PLAZA
     NEW YORK, NY 10178                         NEW YORK, NY 10004
      (212) 984-2500                             (212) 859-8000
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         (Name, Address and Telephone Number of Persons Authorized
                   to Receive Notices and Communications)

                             SEPTEMBER 14, 2001
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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 984138107


1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TIGER MANAGEMENT L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0 (see Item 4)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0 (see Item 4)

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0 (see Item 4)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%

14  TYPE OF REPORTING PERSON*

    IA

                                SCHEDULE 13D

CUSIP No. 984138107


1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TIGER PERFORMANCE L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0 (see Item 4)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0 (see Item 4)

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0 (see Item 4)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%

14  TYPE OF REPORTING PERSON*

    IA

                                SCHEDULE 13D

CUSIP No. 984138107


1   NAME OF REPORTING PERSON/
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    TIGER MANAGEMENT CORPORATION

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

    N/A

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0 (see Item 4)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0 (see Item 4)

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0 (see Item 4)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%

14  TYPE OF REPORTING PERSON*

    HC, CO

     This Final Amendment amends and supplements the Schedule 13D originally filed on January 11, 1995, as amended by Amendment No. 1 to the initial Schedule 13D thereto filed on January 13, 1995, Amendment No. 2 thereto filed on May 9, 1995, Amendment No. 3 thereto filed on May 16, 1995, Amendment No. 4 thereto filed on June 12, 1997, Amendment No. 5 thereto filed on July 3, 1997, Amendment No. 6 thereto filed on August 13, 1997, Amendment No. 7 thereto filed on January 25, 1999, Amendment No. 8 thereto filed on September 2, 1999, Amendment No. 9 thereto filed on December 15, 1999 and Amendment No. 10 thereto filed on August 2, 2001 (as so amended, the "Schedule 13D") by Tiger Management L.L.C., Tiger Performance L.L.C., Tiger Management Corporation and Julian H. Robertson, Jr. (collectively, the "Filing Persons") with respect to the Common Stock, par value $0.50 per share, of XTRA Corporation (the "Company"), a Delaware corporation. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to such terms in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

     On September 7, 2001, the Filing Persons tendered its shares of Common Stock into the tender offer by Berkshire Hathaway Inc. ("Berkshire"), a Delaware corporation. Berkshire, through its wholly owned subsidiary, announced on September 17, 2001 that all shares of Common Stock tendered into the tender offer were accepted for payment.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

     Item 5, is hereby amended and restated in its entirety as follows:

     Each of the Filing Persons tendered all of its shares of Common Stock into the tender offer made by Berkshire at a price of $55.00 per share of Common Stock.

     Berkshire, through its wholly owned subsidiary, announced on September 17, 2001 that all shares of Common Stock tendered into the tender offer were accepted for payment. Upon such acceptance, the Filing Persons ceased to own, beneficially or otherwise, any shares of Common Stock in the Company.

                                 SIGNATURE
                                 ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 21, 2001


                                          TIGER MANAGEMENT CORPORATION



                                          By: /s/ Steven C. Olson
                                             ----------------------------------
                                          Its:     Treasurer
                                              ---------------------------------


                                          TIGER MANAGEMENT L.L.C.



                                          By: /s/ Steven C. Olson
                                             ----------------------------------
                                          Its:     Treasurer
                                              ---------------------------------

                                          TIGER PERFORMANCE l.L.C.



                                          By: /s/ Steven C. Olson
                                             ----------------------------------
                                          Its:     Treasurer
                                              ---------------------------------

                                          Julian H. Robertson, Jr.


                                          By: /s/ Steven C. Olson
                                              ---------------------------------
                                              Under Power of Attorney dated
                                              January 11, 2000 filed with
                                              Amendment No. 4 to the Schedule
                                              13G for Federal Mogul Corporation
                                              dated May 15, 2000.

                                 AGREEMENT


The undersigned agree that this Amendment No. 11 to Schedule 13D dated September 21, 2001 relating to shares of Common Stock of XTRA Corporation shall be filed on behalf of the undersigned.


TIGER MANAGEMENT CORPORATION


By:  /s/ Steven C. Olson
    -------------------------------------
Its:     Treasurer
     ------------------------------------



Tiger Management L.L.C.


By: /s/ Steven C. Olson
    -------------------------------------
Its:     Treasurer
     ------------------------------------


Tiger Performance L.L.C.


By:  /s/ Steven C. Olson
    -------------------------------------
Its:     Treasurer
     ------------------------------------


Julian H. Robertson, Jr.


By: /s/ Steven C. Olson
    -------------------------------------
     Under Power of Attorney dated January
     11, 2000 filed with Amendment No. 4 to
     the Schedule 13G for Federal Mogul
     Corporation dated May 15, 2000.